April 28, 2006







RE:  PAR  Technology  Corporation
     Form 10-K for Fiscal Year Ended  December 31, 2005
     File No. 001-09720



Dear Mr. Jason Niethamer:

We are in receipt of your comment letter dated April 24th, 2006 and we would respectfully like to request an extension of time to respond by May 26, 2006. The additional time needed is due to the May 10th, 2006 filing deadline of our quarterly report, Form 10-Q, and for our independent accounting firm to complete their review process of our response.

Sincerely,



/s/Ronald J. Casciano
VP, C.F.O. & Treasurer